UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-35399

Cheviot Financial Corp.

(Exact name of registrant as specified in its charter)

3723 Glenmore Avenue, Cincinnati, Ohio 45211-4744

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*                 Effective on May 20, 2016, Cheviot Financial Corp., a Maryland corporation (the “Registrant”), merged with and into MainSource Financial Group. Inc., an Indiana corporation (“MainSource”), with MainSource as the surviving corporation. Accordingly, as of the date hereof, there are no holders of record of common stock of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, MainSource Financial Group, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MainSource Financial Group, Inc., as successor to
Cheviot Financial Corp.

Date:	May 31, 2016	By:	/s/ James M. Anderson
James M. Anderson
Executive Vice President and Chief Financial Officer